Exhibit 23(m)(1)(b)

FORM OF

SCHEDULE A

AARP FUNDS

Effective: December 8, 2005

Amended and Restated: March 19, 2006

Amended and Restated: July 28, 2006

Name of Fund	Distribution and/or Service Fee (annual rate expressed as a percentage of the average daily net assets of the Shares)
AARP Conservative Fund	0.20%
AARP Moderate Fund	0.20%
AARP Aggressive Fund	0.20%
AARP Money Market Fund	0.20%
AARP Income Fund	0.20%

A-1